EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Health Care REIT, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements and schedules of Health Care REIT, Inc., Health Care REIT, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Health Care REIT, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Toledo, Ohio
May 9, 2007